Exhibit 99.2
Press Release
Ananda Raju Vegesna Joins Sify Board of Directors
Chennai, India, July 5, 2007: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the appointment of Mr. Ananda Raju Vegesna as an Executive Director on its Board.
A graduate in Science, Mr. Ananda Raju brings with him rich experience in providing infrastructure facilities to industries like the Information Technology, Manufacturing and Service industries, as well as setting up units in Software Technology Parks for domestic as well as export markets.
Mr. Raju Vegesna, CEO and Managing Director, Sify Limited, said, “I am extremely pleased to announce Mr. Ananda Raju Vegesna’s appointment as a Director on the Board of Sify. He brings vast experience in handling various infrastructure and administration related issues for the company which will add tremendous value to Sify”.
Mr. Ananda Raju Vegesna, newly appointed Director, said, “I am really excited to join the Board of Sify as a Director to contribute to the company’s future growth. I see a great opportunity to build on the present strengths of the company to take it to the next level of performance.”
Mr. Ananda Raju, Mr. Raju Vegesna’s brother, is presently the Managing Director of Infinity Satcom Universal Private Limited and the Director of Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 188 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of
VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations.
For more information about Sify, visit www.sifycorp.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2006, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov
For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

+91-44-2254 0770 Ext. 2013	+1 646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com